UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2019

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor
1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  [   ]  No  [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  [   ]  No  [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]  No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item 1.        Issuance of Press Release

On November 26, 2019, Forward Pharma A/S (the “Company”) announced that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares (“ADSs”), issued by the Bank of New York Mellon as depositary, from two ordinary shares per ADS to 14 ordinary shares per ADS. The new ADS to ordinary share ratio of 1 for 14 will be effective prior to the commencement of trading on the Nasdaq Capital Market on Friday, December 6, 2019.

The Company has filed as an exhibit to this Form 6-K a press release dated November 26, 2019, announcing the ratio change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

Date: November 26, 2019	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated November 26, 2019